

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 20, 2016

<u>Via E-Mail</u>
Kevin Hershberger
Chief Financial Officer
ReWalk Robotics Ltd.
3 Hatnufa St., Floor 6
Yokneam Ilit
2069203, Israel

> **Re: ReWalk Robotics Ltd.**
> **Registration Statement on Form S-3**
> **Response Dated April 6, 2016**
> **File No. 333-209833**

Dear Mr. Hershberger:

We have reviewed your April 6, 2016 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2016 letter.

<u>Risk Factors, page 3</u>

1.   We note your response to prior comment 1; however, it appears that your registration statement does not inform investors that you received a warning letter, nor does it disclose the existence of the June 1, 2016 deadline and FDA "reassessment," the date that review period ends for the "special 510(k) application" that you mention in your response, or the developments that surrounded these issues. Please revise your registration statement accordingly. Please also (1) address the last sentence of prior comment 1 regarding the portion of your business that would be affected by an adverse outcome in these regulatory developments, (2) provide us a copy of any additional correspondence you received from the FDA since your April 6, 2016 letter to us, and (3)

tell us whether the FDA's clearance of your devices is limited, and, if so, where you have disclosed the limitations.

Selling Shareholders, page 9

2. We note your response to prior comment 2; however, we are unable to agree that disclosing a date before which transactions occurred satisfies the requirement of Rule 430B to identify the initial offering transactions in which the securities were sold. Please revise your registration statement to provide the disclosure required by Rule 430B. Also, please clarify the last paragraph of your response to prior comment 2 regarding sales by the selling shareholders. If shares previously registered for sale have been sold, it is unclear why the number of shares in the fee table attributed to the "Secondary Offering" is larger in your Form S-3 relative to your Form F-3. Also, if you are unable to allocate the shares registered for sale to a transaction as your response indicates, it is unclear how you will provide the disclosure required by Rule 430B(d).

You may contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Colin J. Diamond, Esq.
    White & Case LLP